

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 30, 2016

Fred Covely
Chief Executive Officer
Grey Cloak Tech, Inc.
10300 W. Charleston
Las Vegas, NV 89135

> **Re:** **Grey Cloak Tech, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 23, 2016**
> **File No. 000-55572**

Dear Mr. Covely:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 50.9 % of the outstanding shares of common stock yet your beneficial ownership table shows that officers and directors hold 46.3% of the voting power and no 5% or greater shareholders. In your response letter, please identify the stockholders who consented and the percentage of votes they each represent and describe their relationships to the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services